

Bernard H. Coleman, Esq. · 2nd

Corporate and Securities Attorney; Small Business Advocate; Trusted Advisor to Diverse Founders; Capital Raising Strategist

Atlanta, Georgia, United States · 500+ connections ·

Contact info

The Coleman Law Firm, LLC

Harvard University

Providing services

Corporate Law, Business Law, Startup Law, Legal Consulting, Trademark Law, Entertainment Law, and Nonprofit Consulting

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Experience

Founder and CEO

The Coleman Law Firm, LLC

Jan 2013 – Present · 8 yrs 5 mos

Greater Atlanta Area

*Advising small businesses (including, Small Business Administration 8(A) certified, Women-Owned, Service Disabled Veteran-Owned and Minority-Owned Businesses) on business development strategies, including obtaining forming joint ventures and partnerships for pursuit of government contracts with the U.S. federal government
*Counseling start-ups and early stage companies on raising capital (including, crowdfunding and traditional Reg D financings), contract drafting/negotiations and mergers & acquisitions
*Counseling cryptocurrency and blockchain companies regarding securities compliance in conducting ICOs, STOs and token crowdsales ...see more

The Coleman Law Firm, LLC

Partner

Womble Carlyle Sandridge & Rice PLLC

May 2009 – Dec 2012 · 3 yrs 8 mos

*Partner in Corporate and Securities Group and Head of the Sports and Entertainment Practice in Atlanta
*Negotiated endoresement, joint ventures, licensing, television and film production deals for major sports stars such as NBA Hall of Famer Dominique Wilkins and Five-Time He ...see more

Partner

Morris, Manning & Martin, LLP · Full-time

Aug 1999 – May 2009 · 9 yrs 10 mos

Atlanta, Georgia

*Counseled start-ups and early stage companies on business plans and growth strategies
*Represented music, film and television production companies on structuring, documenting and financing projects
*Represented entertainers and professional athletes in structuring joint ventures, ...see more

Associate
Troutman Sanders LLP · Full-time
Aug 1996 – Apr 1998 · 1 yr 9 mos
Atlanta, Georgia

*Represented banks and financial institutions in multi-million dollar asset-based lending transactions
*Counseled clients in government business transactions, including loans guaranteed by the Small Business Administration and empowerment zone transactions ...see more

Education

Harvard University
Bachelor of Arts (B.A.), Sociology, Cum Laude in General Studies
1989 – 1993
Activities and Societies: Mission Hill After-School Program Harvard Football Harvard College Scholar Study Abroad, The American University in Cairo

University of Virginia School of Law
J.D., Law
1993 – 1996

Activities and Societies: Virginia Law Review, Moot Court

Editorial Board, The Virginia Law Review, 1994-96.

The American University in Cairo
Study Abroad, Sociology
1992 – 1992

Volunteer experience

Board of Directors
Roddy White Keep the Faith Foundation
Children

Panel Speaker
Georgia Minority Supplier Development Council (GMSDC)
Feb 2016 – Present • 5 yrs 4 mos
Economic Empowerment

2016 GMSDC Financial Summit, "Access to Capital" Panel at the Atlanta Federal Reserve